Form 10-K, Exhibit 13
period 1994-08-31
FEDDERS CORP /DE
filed 1994-11-10
CIK 744106

                                                                      EXHIBIT 13

Fedders Corporation
- - --------------------------------------------------------------------------------
Management's Discussion and Analysis of Results of Operations and Financial
Condition

For the second consecutive year, Fedders Corporation significantly improved its profitability, following a period marked by cool summer weather and consolidation in the room air conditioner industry in the early 1990's. The improved profitability in 1994 and 1993 is the result of lower fixed costs, higher sales and the Company's concentration on flexible manufacturing to accommodate customers' increasingly seasonal delivery requirements.

     The Company's business is affected by summer weather in major markets, with product now shipped primarily in the second half of the fiscal year. New retail leaders in room air conditioners prefer frequent, just-in-time deliveries during their peak selling season (April through July), rather than the past practice of pre-season inventory build-up. Favorable weather in 1994 and 1993 virtually depleted industry inventories at manufacturers and retailers. Abnormally cool summer weather in 1992 and 1990 -- compounded by retailers' credit constraints and consolidation in that industry -- reduced room air conditioner manufacturers' sales and created significant excess inventories industrywide from August 1990 into the 1993 season. Manufacturers' shipments of room air conditioners during Fedders' fiscal periods totaled 3.8 million units in 1994 and 3.0 million in 1993 and 1992.

Results of Operations

Entering 1994, Fedders carried minimal inventories as a consequence of the Company's transition to flexible manufacturing. With industry inventories depleted, Fedders' sales increased 46% in 1994 due to increased orders from existing customers in addition to orders from new accounts, including heat-generated orders that were produced and shipped during the retailers' selling season. Fiscal 1993 sales declined 17.6% from the 1992 level due to the impact of excess industry inventories carried over from 1992 and a 1.2 million-unit reduction in those inventories during the 1993 season. Unfavorable weather affected 1992 sales.

Operating Results as a Percent of Net Sales

                            1994     1993     1992
                            ----     ----    -----
Gross profit                21.3%    17.5%    13.3%
Selling, general and
 administrative expense     11.0     16.3     16.5
Operating income (loss)     10.3      1.2     (4.9)
Interest expense             1.8      2.7      8.1
Pre-tax income (loss)        8.6     (1.5)   (13.0)
                            ====     ====    =====

     The gross profit margin increased in fiscal 1994 due to efficiencies in plant utilization due to higher sales and continuous cost reduction. The 1993 gross profit margin reflects lower costs than in prior years as a result of a 1992 restructuring, offset, in part, by low sales volume. The 1992 gross profit margin was reduced by an extended period of shutdown due to excess industry inventories.

     Selling, general and administrative expense decreased as a percent of net sales in fiscal 1994 due to the higher sales volume and further consolidation of the Fedders North America sales and marketing functions during the fourth quarter of fiscal 1993. Selling, general and administrative expense decreased as a percent of net sales during fiscal 1993, despite lower sales, as a result of expense reduction associated with the restructuring. In fiscal 1992, selling, general and administrative expense included lower marketing costs, reflecting the shift in the Company's mix of customers, which are now primarily retailers.

     Interest expense decreased as a percent of net sales in the past two years as long-term debt declined, the interest rate on the working capital line of credit was reduced and just-in-time manufacturing minimized borrowing for working capital even as sales increased in 1994.

     Income before income taxes in 1994 totaled 8.6% of net sales compared with losses in the two prior years.

     The 1992 results included a net restructuring charge of $3.3 million, reflecting a $10.4 million provision to close two New Jersey plants, offset, in part, by a $7.1 million profit on the sale of the Company's compressor operations. The plant closings permanently laid off approximately 600 employees, and the Company consolidated production into two remaining facilities. The restructuring reduced costs of production, operating expense and interest expense.

     During fiscal 1994, the Company adopted Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," which resulted in a one-time cumulative effect of an accounting change amounting to $1.8 million. The Company had a 3% tax rate during fiscal 1994 reflecting utilization of tax loss carryforwards resulting in a net tax provision of $594,000 in 1994. The Company had net tax benefits of $565,000 in fiscal 1993 and $34,000 in fiscal 1992 due to pre-tax losses.

     Earnings per share information was restated to reflect a 50% Class A Stock dividend distributed in September 1994.

Liquidity and Capital Resources

Working capital requirements of the Company historically have been seasonal with cash balances peaking in August and the greatest utilization of its lines of credit occurring early in the calendar year. The Company's cash flow in 1994 was strong with cash increasing to $34.9 million at August 31, from $8.6 million in the prior year. Accounts receivable are also seasonal and at August 31 are typically near the low point of the year as most collections occur prior to August 31.

     Ending inventories were further reduced by $1.2 million from August 31, 1993 to August 31, 1994 as the Company

Fedders Corporation
- - --------------------------------------------------------------------------------

has increased its manufacturing flexibility to produce in-season to customer requirements and to minimize its year end inventory. During fiscal 1994, the Company's accounts payable increased modestly as the Company operated its factories longer in 1994, into August. Investing activities during fiscal 1994 were for capital expenditures of $2.6 million, excluding a capital lease of $951,000.

     The Company received proceeds of $4.1 million from the exercise of employee stock options during fiscal 1994.

     As a result of strong cash flow, the Company fully redeemed at par $6.7 million of principal, plus accrued interest outstanding, of its 11 7/8% senior subordinated debentures due in May 1995. The Company also redeemed $1.9 million of 8 7/8% subordinated debentures during the year. Remaining total long-term debt of $19.0 million has an average rate of interest of 4.2%.

     The Company's revolving credit facility of $30 million is renewable in December 1995. The credit facility is collateralized by substantially all of the Company's assets. Management believes that the Company's earnings and borrowing capacity are adequate to meet the needs of its operation and long-term credit requirements, including capital expenditures and debt maturities.

- - --------------------------------------------------------------------------------

Selected Financial Data (a)

                                                                             Eight
                                                                             Months
                                                                             Ended               Years Ended
                                        Years Ended August 31,             August 31,            December 31,
                                 ------------------------------------       --------       -----------------------
(Amounts in thousands,
 except per share data)              1994          1993          1992       1991 (e)           1990       1989 (h)
                                 --------      --------      --------       --------       --------       --------
Net sales                        $231,572      $158,602      $192,365       $191,423       $241,383       $367,637
Gross profit                       49,263        27,744        25,607         27,750         41,037         69,419
  Percent of net sales               21.3          17.5          13.3           14.5           17.0           18.9
Operating income (loss)            23,905         1,907        (9,392)        (1,883)        (4,370)        41,513
  Percent of net sales               10.3           1.2          (4.9)          (.01)          (1.8)          11.3
Pre-tax income (loss)              19,803        (2,340)      (24,965)       (13,666)       (16,980)        35,757
  Percent of net sales                8.6          (1.5)        (12.7)          (7.1)          (7.0)           9.7
                                 --------      --------      --------       --------       --------       --------
Net income (loss)                $ 20,989 (c)  $ (1,775)     $(24,931) (d)  $(11,178) (f)  $(15,566) (g)  $ 23,654
  Per share (b)                  $   0.67 (c)  $  (0.06)     $  (0.88)      $  (0.40)      $  (0.56)      $   0.83
                                 ========      ========      ========       ========       ========       ========
Cash dividends declared per
 share:
  Common Stock                         --            --            --       $  0.360       $  0.480       $  0.400
  Class B Stock                        --            --            --          0.324          0.432          0.360
                                 ========      ========      ========       ========       ========       ========
Cash                             $ 34,869      $  8,553      $  8,738       $  2,908             --             --
Total assets                      100,653        81,285       179,249        197,243       $215,367       $281,275
Short-term borrowing                   --            --        40,000         29,900         31,781         43,275
Long-term debt, including
 current portion                   17,943        25,590        49,588         65,073         90,641         83,654
Stockholders' equity               49,317        24,229        19,039         44,181         61,524         82,616
Capital expenditures                2,634 (i)     2,379         3,599          3,607          7,118          8,879
Depreciation and amortization       9,374         5,646        14,876         10,580         16,481          9,991
Earnings before interest,
 taxes, depreciation and
 amortization                      32,252         6,317         2,675          6,269         10,719         50,758
                                 ========      ========      ========       ========       ========       ========

(a) The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and the notes thereto.

(b) Per share data are restated to reflect a 50% stock dividend distributed in September 1994.

(c) In 1994, the Company adopted SFAS No. 109, Accounting for Income Taxes, which resulted in income of $1,780,000 or $0.06 per share from the cumulative effect of an accounting change.

(d) Includes a net restructuring charge of $3,300,000 for costs associated with the shutdown of the Company's New Jersey production facilities offset, in part, by the benefit from the sale of its compressor business.

(e) In 1991, the Company changed to a fiscal year ending August 31 in order to conform financial reporting to the room air conditioner season.

(f) Includes a pre-tax provision of $5,000,000 for a product recall.

(g) Includes a restructuring charge of $14,311,000 related to the shutdown of assembly operations at the Ontario facility, including a write-off of $10.1 million of intangible assets.

(h) The 1989 net income includes $1,516,000 of extraordinary income from the utilization of tax loss carryforwards. The cash dividends do not reflect Preferred Stock dividends of $0.438 per share paid in 1989 prior to conversion of the Convertible Exchangeable Preferred Stock into Common Stock.

(i) Excludes $951,000 of equipment under capital lease.

Fedders Corporation
- - --------------------------------------------------------------------------------
Consolidated Statements of Operations

                                                     Years Ended August 31,
                                                 ------------------------------
(Amounts in thousands, except per share data)        1994       1993       1992
                                                 --------   --------   --------
Net sales                                        $231,572   $158,602   $192,365
Costs and expenses:
  Cost of sales                                   182,309    130,858    166,758
  Selling, general and administrative
   expense                                         25,358     25,837     31,699
  Restructuring charge (note 12)                       --         --      3,300
                                                 --------   --------   --------
                                                  207,667    156,695    201,757
                                                 --------   --------   --------
Operating income (loss)                            23,905      1,907     (9,392)
Interest expense                                   (4,102)    (4,247)   (15,573)
                                                 --------   --------   --------
Income (loss) before income taxes                  19,803     (2,340)   (24,965)
Federal, state and foreign income tax
 (benefit) (note 7)                                   594       (565)       (34)
                                                 --------   --------   --------
Income (loss) before cumulative effect of an
 accounting change                                 19,209     (1,775)   (24,931)
Cumulative effect of an accounting change
 (note 7)                                           1,780         --         --
                                                 --------   --------   --------
Net income (loss)                                $ 20,989   $ (1,775)  $(24,931)
                                                 ========   ========   ========
Earnings per share:
  Income (loss) before cumulative effect
   of an accounting change                       $   0.61   $  (0.06)  $  (0.88)
  Cumulative effect of an accounting change          0.06         --         --
                                                 --------   --------   --------
Net income (loss) per share                      $   0.67   $  (0.06)  $  (0.88)
                                                 ========   ========   ========

See accompanying notes

Fedders Corporation
- - --------------------------------------------------------------------------------
Consolidated Balance Sheets

                                                                 August 31,
                                                            -------------------
(Amounts in thousands, except per share data)                   1994       1993
                                                            --------   --------
Assets
Current assets:
     Cash                                                   $ 34,869   $  8,553
     Accounts receivable (less allowance of $744 in 1994
      and $1,078 in 1993)                                     12,840      8,901
     Inventories                                              18,048     19,270
     Deferred income taxes (note 7)                               --      3,882
     Other current assets                                        674        917
                                                            --------   --------
          Total current assets                                66,431     41,523
Net property, plant and equipment                             27,372     31,637
Other assets                                                   6,850      8,125
                                                            --------   --------
                                                            $100,653   $ 81,285
                                                            ========   ========
Liabilities and Stockholders' Equity
Current liabilities:
     Current portion of long-term debt (note 5)             $    616   $  2,206
     Accounts payable                                          5,315      5,174
     Accrued expenses                                         22,127     17,184
                                                            --------   --------
          Total current liabilities                           28,058     24,564

Long-term debt (note 5)                                       17,327     23,384
Deferred income taxes (note 7)                                 1,175      6,019
Other long-term liabilities:
     Warranty                                                  2,852      2,473
     Other                                                     1,924        616
Commitments and contingencies (notes 3, 4, 6 and 11)
Stockholders' equity (notes 9 and 10):
     Common Stock, $1 par value, 60,000,000 shares
      authorized, 19,641,659 and 18,613,559  issued at
      August 31, 1994 and 1993, respectively                  19,642     18,614
     Class A Stock, $1 par value, 30,000,000 shares
      authorized, 10,625,029 shares issued on September
      9, 1994                                                 10,625         --
     Class B Stock, $1 par value, 7,500,000 shares
      authorized, 2,268,206 issued and outstanding at
      August 31, 1994 and 1993, respectively                   2,268      2,268
     Additional paid-in capital                               51,423     47,571
     Accumulated deficit                                     (24,764)   (35,128)
     Cumulative translation adjustment                          (169)      (130)
     Notes due on Common Stock purchases (note 10)              (742)        --
                                                            --------   --------
                                                              58,283     33,195
Less treasury stock, at cost, 654,410 shares of Common
 Stock                                                        (8,966)    (8,966)
                                                            --------   --------
Total stockholders' equity                                    49,317     24,229
                                                            --------   --------
                                                            $100,653   $ 81,285
                                                            ========   ========

See accompanying notes

Fedders Corporation
- - --------------------------------------------------------------------------------
Consolidated Statements of Cash Flow

                                                     Years Ended August 31,
                                                 ------------------------------
(Amounts in thousands)                              1994       1993        1992
                                                 -------   --------   ---------
Cash flows from operations:
   Net income (loss)                             $20,989   $ (1,775)  $ (24,931)
   Adjustments to reconcile net income (loss)
    to net cash from operating activities:
     Depreciation and amortization                 9,374      5,646      14,876
     Deferred income taxes                          (962)       566       1,781
   Changes in operating assets and liabilities:
     Accounts receivable                          (3,939)     5,574        (534)
     Current income tax receivable                    --         --       2,291
     Inventory                                     1,222     25,864      11,994
     Other current assets                            243       (832)      1,611
     Other assets                                    (59)    (1,156)     (2,642)
     Accounts payable                                141    (23,051)     14,376
     Accrued expenses                              4,943    (15,439)     (2,852)
     Other long-term liabilities                   1,687        272        (373)
     Other                                           (39)      (778)       (342)
                                                 -------   --------   ---------
Net cash provided by (used in) operations         33,600     (5,109)     15,255
                                                 -------   --------   ---------
Cash flows from investing activities:
   Additions to property, plant and equipment
    (excludes $951 of equipment acquired
    under capital lease in 1994)                  (2,634)    (2,379)     (3,599)
   Disposal of property, plant and equipment         441         89         674
                                                 -------   --------   ---------
Net cash used in investing activities             (2,193)    (2,290)     (2,925)
                                                 -------   --------   ---------
Cash flows from financing activities:
   Increase in short-term borrowing                   --         --      40,000
   Proceeds from long-term debt                       --         --     107,167
   Repayments of long-term debt                   (9,229)      (529)   (153,798)
   Proceeds from stock options exercised           4,138      7,743         131
                                                 -------   --------   ---------
Net cash (used in) provided by financing
 activities                                       (5,091)     7,214      (6,500)
                                                 -------   --------   ---------
Net increase (decrease) in cash and cash
 equivalents                                      26,316       (185)      5,830
Cash and cash equivalents at beginning of year     8,553      8,738       2,908
                                                 -------   --------   ---------
Cash and cash equivalents at end of year         $34,869   $ (8,553)  $   8,738
                                                 =======   ========   =========
Supplemental disclosure:
     Interest paid                               $ 3,766   $ (3,248)  $  12,781
     Income taxes refunded                        (1,196)    (1,155)     (4,166)

See accompanying notes

Fedders Corporation
- - --------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity

                                                                                                      Notes Due
                                                               Additional    Retained    Cumulative      on Com-
                                  Common   Class A   Class B      Paid-in    Earnings   Translation    mon Stock   Treasury
(Amounts in thousands)             Stock     Stock     Stock      Capital   (Deficit)    Adjustment    Purchases      Stock
                                 -------   -------   -------   ----------   ---------   -----------   ----------   --------
August 31, 1991                  $16,836        --    $2,270      $41,657    $ (8,422)         $990         --      $(9,150)
                                 =======   =======   =======   ==========   =========   ===========   ==========   ========
Net loss                              --        --        --           --     (24,931)           --           --         --
Conversion of Class B Stock
  to Common Stock                      2        --        (2)          --          --            --           --         --
Stock options exercised               --        --        --          (74)         --            --           --        205
Foreign currency translation          --        --        --           --          --          (342)          --         --
                                 -------   -------   -------   ----------   ---------   -----------   ----------   --------
August 31, 1992                  $16,838        --    $2,268      $41,583    $(33,353)         $648           --    $(8,945)
                                 =======   =======   =======   ==========   =========   ===========   ==========   ========
Net loss                              --        --        --           --      (1,775)           --           --         --
Stock options exercised            1,776        --        --        5,988          --            --           --        (21)
Foreign currency translation          --        --        --           --          --          (778)          --         --
                                 -------   -------   -------   ----------   ---------   -----------   ----------   --------
August 31, 1993                  $18,614        --    $2,268      $47,571    $(35,128)        $(130)          --    $(8,966)
                                 =======   =======   =======   ==========   =========   ===========   ==========   ========
Net income                            --        --        --           --      20,989            --           --         --
Stock dividend                        --   $10,625        --           --     (10,625)           --           --         --
Stock options exercised            1,028        --        --        3,852          --            --        $(742)        --
Foreign currency translation          --        --        --           --          --           (39)          --         --
                                 -------   -------   -------   ----------   ---------   -----------   ----------   --------
August 31, 1994                  $19,642   $10,625    $2,268      $51,423    $(24,764)        $(169)       $(742)   $(8,966)
                                 =======   =======   =======   ==========   =========   ===========   ==========   ========

See accompanying notes

Fedders Corporation
- - --------------------------------------------------------------------------------
Notes to Consolidated Financial Statements

(Dollar amounts in tables, except per share, stock option and market data, are in thousands)

1. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Net sales

Sales are recorded net of provisions for sales allowances, warranty and similar items.

Restructuring charge

In 1992, the Company recorded a net restructuring charge of $3,300,000 for costs associated with the shutdown of its two New Jersey manufacturing facilities offset, in part, by the benefit from the sale of its compressor business to NYCOR, Inc. (note 12).

Warranty and return policy

The Company's warranty policy provides five-year coverage for sealed systems including compressors, two-year coverage on motors and one-year coverage on all other parts and labor related to air conditioners sold in North America. The policy with respect to sales returns generally provides that a customer may not return inventory except at the Company's option.

Foreign currency translation

Assets and liabilities of the Company's foreign subsidiaries are translated at the rate of exchange in effect at the end of the period. Net sales and expenses are translated at the average rate of exchange for the period. Translation adjustments are reflected as a separate component of stockholders' equity.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are stated at the lower of the first-in, first-out (FIFO) cost or market. Inventories consist of the following at August 31:

                                     1994     1993
                                  -------  -------
Finished goods                    $ 9,596  $11,597
Work in process                     1,242      842
Raw materials and supplies          7,210    6,831
                                  -------  -------
                                  $18,048  $19,270
                                  =======  =======

Property, plant and equipment

Replacements, betterments and additions to property, plant and equipment are capitalized at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Upon sale or retirement of property, plant and equipment, the cost and related accumulated depreciation are removed from the respective accounts and any gain or loss is reflected in income. Property, plant and equipment at cost consist of the following at August 31:

                                     1994     1993
                                  -------  -------
Land and improvements             $ 1,363  $ 1,393
Buildings                          12,005   11,844
Machinery and equipment            47,146   44,799
                                  -------  -------
Property, plant and equipment      60,514   58,036
Accumulated depreciation           33,142   26,399
                                  -------  -------
                                  $27,372  $31,637
                                  =======  =======

     Depreciation is provided on the straight-line basis over the estimated useful life of each item. In 1994, depreciation includes $3,902,000 related to a write down of certain idle fixed assets to estimated realizable value.

Other assets

Other assets consist primarily of intangible assets which, other than goodwill, are amortized over periods from one to nine years using the straight-line method. Goodwill is amortized over 40 years using the straight-line method. Long-term receivables include receivables from employees including an officer. Other assets are net of accumulated amortization of $8,072,000 and $6,738,000 at August 31, 1994 and 1993, respectively, and consist of the following at August 31:

                                      1994    1993
                                    ------  ------
Goodwill                            $5,669  $5,823
Other                                  631   1,345
                                    ------  ------
Intangible assets                    6,300   7,168
Long-term receivables                  550     957
                                    ------  ------
                                    $6,850  $8,125
                                    ======  ======

Accrued expenses

Accrued expenses consist of the following at August 31:

                                     1994     1993
                                  -------  -------
Warranty                          $ 6,393  $ 5,016
Marketing programs                  5,946    4,482
Salaries and benefits               3,082    2,430
Other                               6,706    5,256
                                  -------  -------
                                  $22,127  $17,184
                                  =======  =======

Fedders Corporation
- - --------------------------------------------------------------------------------

Income taxes

During the first quarter of fiscal 1994, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes." The cumulative effect of adopting the new standard as of September 1, 1993 resulted in a tax benefit of $1,780,000. Prior years' financial statements have not been restated to apply the provisions of SFAS No. 109. Deferred income taxes for fiscal 1994 are provided to reflect the tax effects of "temporary differences" between assets and liabilities for financial reporting purposes and income tax purposes. Provisions are also made for U.S. income taxes on undistributed earnings of foreign subsidiaries not considered to be indefinitely reinvested (note 7).

Research and development costs

All research and development costs are charged to expense as incurred and amount to $2,233,000, $2,164,000 and $2,995,000 in 1994, 1993 and 1992, respectively.

Amounts per share

Earnings per share are computed by dividing net income by the weighted average number of shares of Common, Class A and Class B Stock and other common stock equivalents outstanding during the year: 31,509,000, 29,838,000, and 28,313,000 in 1994, 1993, and 1992, respectively. Prior-period earnings per share have been restated to reflect the Class A Stock dividend distributed in September 1994 (notes 9 and 10).

2. Transactions with NYCOR

On September 28, 1992, the Company sold the assets and business related to its rotary compressor operations to NYCOR, Inc. ("NYCOR"). In conjunction with the sale, $60,000,000 of notes due to NYCOR from the Company were eliminated (note
12). Interest paid to NYCOR under these notes amounted to $6,025,000 in 1992. The Company has an agreement with NYCOR for the supply of compressors. Total purchases from NYCOR amounted to $52,108,000 and $28,801,000 in 1994 and 1993, respectively. Certain officers and directors of the Company are also officers and/or directors of NYCOR and have significant stockholdings in both companies.

3. Litigation

The Company is involved in litigation, both as plaintiff and defendant, incidental to the conduct of its business. It is the opinion of management, after consultation with counsel, that the outcome of such litigation will not have a material adverse effect on the accompanying financial statements.

4. Short-term Borrowing

At August 31, 1994 and 1993, the Company had no short-term borrowing under its $30,000,000 revolving credit facility with a commercial finance company. Availability under the facility is based on accounts receivable and inventory and requires maintenance of certain financial covenants. The maximum amount outstanding under the credit facility was $28,404,000 during fiscal 1994. The credit facility is collateralized by substantially all of the Company's assets and is in effect until December 1995. The rate of interest on the facility is at the prime rate plus 2.5%.

5. Long-term Debt

Aggregate amounts of long-term debt, excluding capital leases of $712,000, maturing in each of the four years after August 31, 1995 are: 1996-$13,569,000, 1997-$363,000, 1998-$369,000 and 1999-$370,000.

     The 5% convertible subordinated debentures due in 1996 are convertible into the Company's Common Stock at $34.00 per share and may be redeemed by the Company at 100% of principal, at any time. Upon conversion, bondholders are entitled to an additional half-share of Class A Stock for each share of Common Stock received.

     The loan from the State of Illinois has an interest rate of 1%, is to be paid over the next 14 years, and is collateralized by a mortgage on the Illinois
facility.   The loan from the State of Tennessee and Maury County, Tennessee is to be repaid over the next six years bearing interest at 8% through 1995 and 9% through 2000.

     The 11 7/8% senior subordinated debentures due May 1995 were prepaid by the Company on August 30, 1994 at 100% of principal. The unamortized debt discount related to the 11 7/8% debentures was not material at August 30, 1994. The 8 7/8% subordinated debentures were paid at maturity in May 1994.

     The provisions of certain long-term debt arrangements of one of the Company's subsidiaries limit, among other things, the payment of cash dividends on the subsidiary's common stock.

     In 1994, the Company acquired equipment under a capital lease. The aggregate future minimum lease payments for the years ending August 31 are as follows: $347,000, $256,000 and $196,000 in 1995, 1996 and 1997, respectively.
The present value of minimum lease payments is $712,000 excluding $87,000 of interest.

Fedders Corporation
- - --------------------------------------------------------------------------------

Long-term debt consists of the following at August 31:

                                                                  1994     1993
                                                               -------  -------
5% convertible subordinated debentures due in 1996: $13,211
 principal amount less unamortized discount of $1,029 and
 $1,600 at August 31, 1994 and 1993, respectively (note 9)     $12,182  $11,611
Promissory note payable to the State of Illinois, interest
 at 1%                                                           4,856    5,181
Capital lease obligation                                           712       --
Promissory note payable to the State of Tennessee and Maury
 County, Tennessee, at 8%                                          193      216
11 7/8% senior subordinated debentures due in 1995                  --    6,701
8 7/8% subordinated debentures due in 1994                          --    1,881
                                                               -------  -------
                                                                17,943   25,590
Less current maturities                                            616    2,206
                                                               -------  -------
                                                               $17,327  $23,384
                                                               =======  =======

6. Operating Leases

The Company leases certain property and equipment under operating leases which expire over the next five years. Most of these operating leases contain one of the following options: (a) the Company may, at the end of the initial lease term, purchase the property at the then fair market value or (b) the Company may renew its lease at the then fair rental value for a period of one month to four years. Minimum payments for operating leases having initial or remaining non-cancelable terms in excess of one year are as follows: $3,132,000, $2,030,000 $953,000, $854,000 and $866,000 in 1995, 1996, 1997, 1998 and 1999,
respectively. Minimum lease payments total $7,834,000. Total rent expense for all operating leases amounted to $3,559,000, $3,783,000 and $3,486,000 in 1994,
1993 and 1992, respectively.

7. Income Taxes

The provision for income tax (benefit) consists of the following components:

                            1994     1993    1992
                            ----    -----   -----
Current:
  Federal                   $396       --      --
  State                      198       --      --
  Foreign                     --    $(870)  $(248)
                            ----    -----   -----
                             594     (870)   (248)
Deferred:
  Foreign                     --      305     214
                            ----    -----   -----
                              --      305     214
                            ----    -----   -----
                            $594    $(565)  $ (34)
                            ====    =====   =====

     Deferred income taxes result from "temporary differences" between assets and liabilities for financial reporting purposes and income tax purposes. These temporary differences are determined in accordance with SFAS No. 109 and are more inclusive in nature than "timing differences" as determined under previously applicable accounting principles. The principal temporary differences and carryforwards giving rise to deferred tax assets and liabilities at August 31 are as follows:

                                              1994
                                          --------
Net operating loss and tax credit
 carryforwards                            $ 12,800
Depreciation                                (4,400)
Warranty                                     3,100
All other                                      125
                                          --------
                                            11,625
Valuation allowance                        (12,800)
                                          --------
Total deferred taxes                      $ (1,175)
                                          ========

     The difference between the United States statutory income tax rate and the Company's consolidated effective income tax rate is as follows:

                           1994    1993      1992
                        -------   -----   -------
Expected tax (benefit)
 at statutory rate      $ 6,733   $(796)  $(8,488)
Effect of Canadian
 operations                  --    (123)      (37)
Change in valuation
 reserve                 (6,799)     --        --
Alternative minimum
 tax                        396      --        --
State and local taxes       198      --        --
Losses for which no
 benefits can be
 provided                    --     295     8,303
Other                        66      59       188
                        -------   -----   -------
Consolidated income
  tax (benefit)         $   594   $(565)  $   (34)
                        =======   =====   =======

Fedders Corporation
- - --------------------------------------------------------------------------------

     At August 31, 1994, the Company has U.S. net operating loss carryforwards of approximately $29,000,000. The U.S. net operating loss carryforwards expire in the years 2006 through 2008. The Company has investment tax credit carryforwards of approximately $370,000 that expire in the years 1994 through 2001. The Company has alternative minimum tax credit carryforwards of approximately $1,400,000.

8. Industry Segments

The Company operates in one industry segment and sells its room air conditioners primarily direct to retailers and also through private label arrangements and distributors. One customer accounted for 28% of net sales in 1994 and 1993. Another customer accounted for 11% of net sales in 1994. Two customers each accounted for more than 10% of net sales in 1992. International sales were approximately $8,250,000 in 1994, $5,769,000 in 1993, and $14,743,000 in 1992,
and were made principally to Canada, the Far East and Mexico.

9. Capital Stock

Common Stock: Shares of Common Stock are reserved for the conversion of Class A and Class B Stock as indicated herein. At August 31, 1994, 757,000 shares are also reserved under the Company's stock option plans (note 10). In addition, at August 31, 1994, 388,000 shares of Common Stock are reserved for issuance upon conversion of the Company's 5% convertible subordinated debentures due in 1996 (note 5).

     Class A Stock: In fiscal year 1992, 30,000,000 shares of Class A Stock were authorized. On September 9, 1994, 10,625,029 shares of Class A were issued to stockholders through a stock dividend of one share of Class A Stock for each two shares of either Common or Class B Stock held. At August 31, 1994, 5,358,000 shares of Class A Stock are reserved under the Company's stock option plans. In addition, 194,000 shares of Class A Stock are reserved for issuance upon conversion of the Company's 5% convertible subordinated debentures due in 1996 (note 5). Class A Stock has rights substantially identical to the Common Stock, except that the Class A Stock will not be entitled to vote except to the extent provided under Delaware law. Class A Stock is immediately convertible into Common Stock on a share-for-share basis upon conversion of all of the Class B Stock, and accordingly, at August 31, 1994, 16,177,000 shares of Common Stock are reserved for such conversion.

     Class B Stock: Class B Stock is immediately convertible into Common Stock on a share-for-share basis and accordingly, at August 31, 1994, 2,268,206 shares of Common Stock are reserved for such conversion. Class B Stock has, in certain circumstances, greater voting power in the election of directors but receives a lower dividend, if declared, than Common Stock and has limited transferability. Class B Stock also votes separately, as a class, on certain significant issues.

10. Stock Option Plans

All stock option plans, as approved by the stockholders, provide for the granting to employees and officers of incentive stock options (as defined under current tax laws) and non-qualified stock options. All of the plans provide for the granting of non-qualified stock options to directors who are not employees. Stock options are exercisable one year after the date of grant and, if not exercised, will expire five years from the date of grant. Certain options are only exercisable when certain financial goals are met or at the end of five years.

     For options exercised during a six-week period in early 1994, optionees were given the opportunity to pay two-thirds of the exercise price upon exercise and to defer the remaining balance until the earlier of July 31, 1995 or upon the sale of such stock. Such optionees executed non-recourse interest-bearing notes.

     The stock option plan summary is as follows:

                                     1994        1993     1992
                                  -------     -------   ------
Options outstanding
  beginning of year                 2,987       3,200    3,401
Granted                               752       2,299       12
Canceled                             (109)       (736)    (197)
Exercised                          (1,028)     (1,776)     (16)
                                  -------     -------   ------
Options outstanding prior to
  dividend-related adjustment       2,602       2,987    3,200
Dividend-related adjustment (a)     1,301          --       --
                                  -------     -------   ------
Options outstanding
  at end of year                    3,903       2,987    3,200
Options exercisable
  at end of year                    1,862         688    1,493
                                  -------     -------   ------
Exercise price                    $2.90(a)      $4.36    $4.38
  per share                       to 5.66     to 7.63
                                  =======     =======   ======

(a) In conjunction with the stock dividend (note 9), substantially all Common Stock options were converted to Class A Stock options and increased by 50% with a corresponding reduction in exercise price to 67% of the original price in order to maintain the equivalent economic position of optionees.

Fedders Corporation
- - --------------------------------------------------------------------------------

11. Pension Plans and Other Retirement Benefits

The Company maintains defined benefit pension plans, which were curtailed in 1993, covering its union employees, which plans pay benefits to retirees based upon the length of continuous service.

     At July 31, 1994, the assumed discount rate (the estimated rate at which the pension plans could have settled their liabilities) and the expected long-term rate of return on plan assets were estimated to be 8% and 9%, respectively, per year.

     The majority of the trust assets are invested in cash equivalents. The Company's funding policy is to satisfy the minimum statutory funding requirements.

     Net periodic pension cost for the Company's pension plan consists of the following:

                          1994      1993      1992
                         -----   -------   -------
Normal service cost         --   $   241   $   384
Interest cost on
 projected benefit
 obligation              $ 745       738       785
Actual gain on plan
 assets                   (741)   (1,511)   (1,602)
Actual gain (under)
 over expected gain       (305)      601       712
Amortization of
 unrecognized
 net obligation             --       (54)       87
                         -----   -------   -------
Net periodic pension
 (benefit) cost          $(301)  $    15   $   366
                         =====   =======   =======

     The reconciliation of the funded status of the plans to the amount on the Company's balance sheet is as follows:

                                   1994      1993
                                -------   -------
Actuarial present value of
 accumulated and projected
 vested benefit obligation      $(9,900)  $(9,556)
Market value of plan assets      11,354    11,186
                                -------   -------
Excess of plan assets over
 the projected benefit
 obligation                       1,454     1,630
Unrecognized gain                (1,239)   (1,820)
                                -------   -------
Pension benefit (accrual)
 on balance sheet               $   215   $  (190)
                                =======   =======

      The Company has an agreement with an officer that has a term of ten years from any point in time and provides for salary during the employment period, a disability program, postretirement benefits and a death benefit in an amount equal to ten times the prior year's compensation, payable by the Company over ten years. The estimated present value of future non-salary benefits payable under the agreement has been determined based upon certain assumptions and is being amortized over the expected remaining years of service to the Company.

     In addition to providing pension benefits, the Company provides a portion of health care and life insurance benefits for retired employees who elect to participate in the Company's plan. During fiscal 1994, the Company adopted SFAS No. 106, which requires accrual accounting for all postretirement benefits other than pension. At August 31, 1994 postretirement benefits were fully accrued. The effect of adoption of SFAS No. 106 was not material.

12. Restructuring Charge

In August 1992, the Company undertook a restructuring program whereby its two New Jersey manufacturing facilities were permanently closed and the compressor operations were sold. On September 28, 1992, the Company completed the sale of the assets and business related to the rotary compressor operations to NYCOR for approximately $72,800,000. In consideration of the purchase price, two outstanding promissory notes due NYCOR in the total amount of $60,000,000 plus accrued interest of $1,226,000 were eliminated. Additionally, the Company transferred a capital lease obligation and certain operating liabilities to NYCOR. The Company realized a gain of approximately $7,100,000 on the sale. The Company recorded a net restructuring charge of $3,300,000, reflecting a $10,400,000 provision in connection with the closing of the manufacturing facilities, offset, in part, by the gain on the sale.

Fedders Corporation
- - --------------------------------------------------------------------------------

13. Quarterly Financial Data (unaudited)

                                     First                Second              Third               Fourth            Fiscal Year
                              ------------------   ------------------   -----------------   -----------------   -------------------
                                 1994       1993       1994      1993      1994      1993      1994      1993       1994       1993
                              -------   --------   --------   -------   -------   -------   -------   -------   --------   --------
Net sales                     $10,527   $ 13,277   $ 36,959   $36,625   $95,812   $50,464   $88,274   $58,236   $231,572   $158,602
Gross profit                    2,074      2,390      7,710     5,502    19,869     8,326    19,610    11,526     49,263     27,744
                              -------   --------   --------   -------   -------   -------   -------   -------   --------   --------
Income (loss) before
 cumulative effect of
 accounting change             (3,891)    (2,561)     1,128      (886)   11,640       480    10,332     1,192     19,209     (1,775)

Cumulative effect
 of accounting change           1,780         --         --        --        --        --        --        --      1,780         --
                              -------   --------   --------   -------   -------   -------   -------   -------   --------   --------
Net income (loss)             $(2,111)  $ (2,561)  $  1,128   $  (886)  $11,640   $   480   $10,332   $ 1,192   $ 20,989   $ (1,775)

 Per share (a)(b)               (0.07)  $  (0.09)  $   0.04   $ (0.03)  $  0.37   $  0.02   $  0.32   $  0.04   $   0.67   $  (0.06)

                              =======   ========   ========   =======   =======   =======   =======   =======   ========   ========
Market price (a) per share:
     High                       4 1/8      4 1/4      5 1/8     4 5/8     5 7/8     5 1/8     5 1/2     4 1/2      5 7/8      5 1/8
     Low                        3 1/8      2 1/4      3 7/8     3 3/8     4 3/8     3 5/8     4 3/8     2 7/8      3 1/8      2 1/4
                              -------   --------   --------   -------   -------   -------   -------   -------   --------   --------

(a) Restated to reflect a 50% stock dividend distributed on September 9, 1994.
(b) Quarterly earnings per share may not add to earnings per share for the year due to rounding and changes in the number of weighted average number of shares outstanding during the year.

- - --------------------------------------------------------------------------------

Report of Independent Auditors

To the Board of Directors and Stockholders of Fedders Corporation

     We have audited the accompanying consolidated balance sheets of Fedders Corporation as of August 31, 1994 and 1993, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended August 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fedders Corporation as of August 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 7 to the consolidated financial statements, in 1994 the Company changed its method of accounting for income taxes.

                                       /s/ Ernst & Young LLP

MetroPark, New Jersey
October 6, 1994